UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-09511

THE COAST DISTRIBUTION SYSTEM, INC.

(Exact name of registrant as specified in its charter)

350 Woodview Avenue

Morgan Hill, CA

(408) 782-6686

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One*

*	On August 19, 2015, KAO Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) merged (the “Merger”) with and into The Coast Distribution System, Inc., a Delaware corporation (the “Company”), pursuant to that certain Agreement and Plan of Merger, dated as of July 8, 2015, by and among LKQ Corporation, a Delaware corporation (“LKQ”), Keystone Automotive Operations, Inc., a Pennsylvania corporation, a direct wholly-owned subsidiary of LKQ and the parent of Purchaser (“Parent”), Purchaser and the Company. The Company is the surviving corporation in the Merger and is a wholly-owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, The Coast Distribution System, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 31, 2015	By:	/s/ Sandra A. Knell
Sandra A. Knell
Chief Financial Officer